INVEST IN **WINGTIPS**

Regional Air Mobility now! Four times faster than driving and affordable



LEAD INVESTOR

Cory Combs Business Manager for Temeku Holdings

The biggest reason we are investing (again) in Wingtips is that we are satisfied customers. We've been blown away by how convenient and time-saving it is to fly Wingtips from our small local airports vs the hassle of long drives to big congested hubs. We are also bullish on the future of electrified aviation, and on board with Wingtips' plans to be an early adopter of this cost-saving and fuel-saving technology from companies like Ampaire (also one of our prior investments). Please consider being a Wingtips customer and partnering with them via Wefunder.

Invested $100,000 this round & $250,000 previously

flywingtips.com Temecula CA

Technology | Main Street | Software | Sustainability | Analytics

Highlights

1. Closed Seed Round in Q1 2021, Service started in Q2 2021, Revenue in Q4'21
2. Year to Date Revenue in 2022 is over 10x compared to all of 2021
3. The team has a track record of building software for private aviation
4. Stress Test around the Coachella Music Festival™ provided data on Key Performance Indicators
5. Industry-leading team across multiple disciplines is in place to scale the company

5. Industry-leading team across multiple disciplines is in place to scale the company

6. WingTips proprietary flight optimization reduces flight costs
7. Track record of successful private charter sales
8. Strategic agreements with aircraft companies for a multiyear roadmap to scale operations

Our Team

Our Team



Mike Azzarello Founder & CEO

Senior executive with multiple startups in IT services and aviation. Successfully developed industry firsts for digital private aviation sales for JetSuite: SuiteShare for shared charter sales, and SuiteDeal for empty leg sales.

> The concept of providing on-demand flights with per-seat pricing was an interesting math problem. But as I researched it, the value to travelers is immense, meaning there is a giant opportunity to provide a high value (fast!) service at pricing that drives large numbers



Zena MALIK Customer Experience Lead

Brand Manager with over seven years experience with a demonstrated history of working in the luxury retail, fashion and beauty industry. Skilled in Luxury Brand Marketing, Social Media Management, Copywriting, Fashion Styling, and Merchandising.



Lynsey Martin Business Relations Manager

Knowledgeable Account Manager with over 10 years of experience building brands, designing and delivering corporate events, managing a customer experience team and developing digital brand presence.



Bruce J Holmes Aerospace Strategist

Senior executive with more than 40 years' experience in industry and in the Federal government (NASA): experience in air transportation system innovations, vehicle development, network and airspace optimization, and continuous re-planning tools.



Stathis Kefallonitis, PhD User Experience Strategist

Consumer neuroscience & experiential marketing professional with extensive international experience in industry and academia. Subject Matter Expert in air travel experience research and analysis.



Charles Cope Charter Operations

Experienced corporate pilot and Part 135 Charter Operations. Member of the NASA SATS team. Implemented Floating Fleet operations for multiple charter companies.



Laurie Garrow Air Travel Demand Strategist

Research expert in Travel Behavior Analysis and Forecasting. Director, Center for Urban and Regional Air Mobility at Georgia Tech. Data Science analytics expert for travel data.



Katie Speidel User Experience Design

UX researcher & designer with a passion for understanding the 'why' behind consumer decisions through personable, honest communication and creative cross-functional problem solving.

WINGTIPS IS THE NEXT EVOLUTION IN AIR TRAVEL


WING·TIPS



What we do...

Provide air service for flights typically between 100 miles to 400 miles, using technology to drive **Crowd Scheduling**. WingTips passengers travel four times faster than driving or airlines. Clients start by making a flight request, as if they were chartering a whole aircraft. Then our algorithms provide feedback to clients so they are aggregated with other passengers on a flight, making the flights much more affordable - close to airline fares. This new air service is the "Best of Both Worlds!" A custom flight plan that meets your travel needs with a cost model like the airlines. WingTips **Crowd Scheduling** technology means there are no pre-set routes or schedules, the software creates them dynamically based on clients' input.


WING·TIPS

How We Do It...

Previous attempts at shared charter air service failed to scale to successful operations. We took a structured, holistic approach to address the problem. By spending the time to design the business model, the operating procedures, and identifying technology needed, WingTips is ahead of our competition for Regional Air Mobility. Our approach enabled us to tackle the complexity of the systems, many of which are ground breaking innovation, and combine them into a comprehensive whole. This allows **Crowd Scheduling** to work now, and our development team is working on major enhancements that will make it even more effective, so it scales to large numbers of flights. WingTips starts with a User Experience that is easy, intuitive, and provides relevant feedback. Big Data/AI analytics then processes requests to move a request toward an actual flight. We operate the flight with flight planning optimization that reduces our costs.

The Team brings the necessary skills across multiple disciplines to address the system: floating fleet operations algorithms, behavior economics, User Experience (UX) design, travel demand forecasting, Big Data analytics, Machine Learning. Additionally, since we have been operating for over a year, we know

what clients expect from a Customer Experience perspective. Our Concierge Service Team has the systems and staffing to meet these expectations. Our Charter Operator business will be operating shortly so we can fly our own aircraft. This funding allows us to scale the service to 50,000 passengers a year, and to open up other regions of the US.



Why We Do It

During the initial design of our systems, we debated the “personas” of our clients. But once we started operations, it became clear that every trip was an unique adventure for each client. Our "raison d'etre" is to help our clients realize their needs, wants and dreams, by providing a transportation service that is four times faster than driving or airlines for regional trips at fares competitive to airlines.

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WING·TIPS

ROAD MAP

Today

• Currently operating using third-party charter operators. We have completed multiple Stress Tests across different aspects of the company: marketing strategies, price sensitivity, and collected data on user engagement with the system

• Proven market traction for the service at price points that support profitable operations with current aircraft technology

• Marketing data collected has identified Customer Acquisition Cost (CAC), and we are seeing data to support projections for Lifetime Value (LTV) of clients

• Service currently operating in California, Nevada, and Arizona

• In the certification process with the FAA for Part 135 Charter Operations

• Completed data analysis of historical flight data from other charter companies. Used this to design algorithms for optimized floating fleet operations. Ran the optimization algorithms on historical data and produced substantial reduction in repositioning flights, leading to substantial savings. Flight optimization will be deployed with commencement of our own charter operations. This drops costs for both WingTips flights and private charter flights

• Engaged multiple Subject Matter Experts to assist in system enhancements. This includes automated travel systems, consumer branding, User Experience (UX), and travel demand forecasting. This next version incorporates advanced negotiation features, integration with the floating fleet operations, deployment of dynamic pricing, and multi-modal transportation services.

• Former NASA Chief Strategist, who headed the Small Aircraft Transportation project (SATS), is on the team providing expertise in operations, air travel demand forecasting, and agent-based models for travel analysis


WING·TIPS
N340VT

Looking Three Years Out (Forward looking projections cannot be guaranteed)

Second Half of 2022

• Start operating our own aircraft with flight optimization systems. This drops our operating costs and drives cash flow on a per flight basis.

• Release of Mobile App in Q3

• Expansion of regions in the US

• Expansion of regions in the US

• Engagement with DelMorgan & Co for aircraft acquisition

2023

• **Series A** funding for service expansion and growth: WingTips has engaged with an investment firm to lead this

• Deployment of Multi-Modal travel features to integrate ground transportation and airline connections in the WingTips app

• Aircraft Fund acquires aircraft for WingTips service, target of 25 aircraft in 2023

• Service extended to Mexico and Canada

2024

• Certification of Hybrid Electric powerplant by **Ampaire**. WingTips has a contract with Ampaire for powerplant conversions of WingTips aircraft and for purchase of Ampaire certified aircraft. This drops direct our operating costs by over 50%, improving gross margin while also allowing a reduction in fares.

• Expansion of aircraft fleet with Ampaire Eco-Caravan aircraft

• Start joint venture discussions for international expansion. Potential locations include United Kingdom and India

2025

• Next generation of Ampaire aircraft introduced to our fleet. These aircraft take hybrid-electric to the next level of performance with introduction of alternative fuel sources beyond Jet-A.


AMPAIRE

• Introduction of Trifan 600 from XTI into the fleet. The Trifan 600's unique design allows vertical take off/landing operations like a helicopter, cruise at 300 mph while carrying eight passengers over 1,000 miles. WingTips has signed a Memorandum of Understanding with XTI for aircraft delivery positions

(Forward looking projections cannot be guaranteed)


XTI
N340VT

Funding

WeFunder Highlights

• Convertible Note investment that converts to equity at next funding event, currently planned for early 2023
• $2.5M raise ($535K through RegCF)
• $25M valuation cap
• 20% discount

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Background on WingTips

Founded by Mike Azzarello, WingTips is the realization of his vision for fast, luxurious, yet affordable travel for regional trips of 100-400 miles. These are trip between airports not served by the airlines. WingTips has proven the existence of a market for the service, and that it can be operated profitably with existing aircraft types. Travel has become increasingly difficult and slower, especially on regional trips. For many people, the only option is to drive. But traffic congestion, especially around metro areas, is back to 2019 levels.

And airlines have effectively 'slowed down' compared to ten years ago. A combination of increased security measures, less direct flights, and connections with longer wait times between flights, means that airline effective speed, when measured door to door, is close to freeway driving speeds. Route reductions mean airlines are flying to less airports now then in the past. WingTips tagline "we fly where the airlines don't" is a core value proposition – we open **ten times** the number of airports for direct flights. On WingTips, you travel from airports that are close and convenient, with a short time from arrival to boarding, and then fly on a fast business aircraft. You travel **four times faster**, door-to-door, than driving or airlines.

The success of WingTips is from its people. By attracting an outstanding team, we address the critical components for success. The Team section provides an overview of who WingTips has assembled to build the company. With operations already underway, we are now working on Version 2, to build the the internal systems and operations that support growth to the next level of scale.

Our partnerships with new aircraft companies offers improvements to our cost structure, driving operations and price benefits, resulting in price reductions without eroding gross margin. This will lead to increased demand for the service. Our partnership with Ampaire will allow us to drop our operating costs by over 50%. Our contract with XTI provides an industry leading aircraft that can operate as conventional aircraft from airports, or can operate as a helicopter with vertical take-off/landing capabilities. But the Trifan 600 flies at 300 mph with eight passengers. This allows WingTips to expand service to a true Point-to-Point model.

WingTips in 2022 is operating now based on existing aircraft technology, providing a fast travel option for regional trips. And over the next couple of years WingTips flights will become better with shorter travel times, lower cost, and point-to-point options for locations away from airports. Our core objective to reduce travel time, reduce the cost, increase the options for clients.

This Crowd Funder event on WeFunder is an opportunity for our clients, friends and followers to invest in WingTips and be part of our success. And the Perks packages provide flight benefits for both WingTips flights and private charter trips.

After this funding campaign, our funding needs move us into the institutional funding arena. WingTips has engaged an investment firm for a Series A round in late 2022/early 2023 (funding not guaranteed).